Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each

The Company was notified on 12 March 2009 of the following transactions by a Person Discharging Managerial Responsibility (“PDMR”):

On 4 March 2009, Tony Fernandez acquired 9,126 ordinary shares in the capital of the Company, being the service and performance related elements of an award made under the 2005-2006 cycle of the Company’s Bonus Share Retention Plan (“BSRP”), which vested on 4 March 2009. These shares were acquired for nil consideration.

On 12 March 2009, Tony Fernandez disposed of 8,886 ordinary shares in the capital of the Company, which vested on 4 March 2009 under the 2005-2006 cycle of the Company’s BSRP, at a price of £5.27 per share.

On 4 March 2009, Tony Fernandez acquired 16,296 ordinary shares in the capital of the Company as a result of maturity of awards made under the Company’s Long Term Incentive Plan (“LTIP”). These include dividend shares received from the 2004-2006 cycle previously deferred into trust and vesting of the 2003-2005 and 2006-2008 cycles. These shares were acquired for nil consideration.

On 12 March 2009, Tony Fernandez disposed of 9,072 ordinary shares in the capital of the Company which vested under the 2003-2005, 2004-2006 and 2006-2008 cycles of the Company’s LTIP on 4 March 2009, at a price of £5.27 per share.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.4.

All transactions were carried out in London.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

13 March 2009